Organigram Global Shares Recording of its OG Investor Session
OG Investor Session includes presentations from Organigram Global’s senior leadership team, tours of its five state-of-the-art facilities, and a live investor Q&A session

TORONTO, Ontario – April 22, 2025 – Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram Global”), Canada’s #1 cannabis company by market share, is pleased to share the full recording of its recently held OG Investor Session, now available online for shareholders, analysts, and industry stakeholders.
To access a recording of the event please click here or visit www.organigram.ca/investors.
“This session was a way for Organigram to engage directly with investors and industry stakeholders seeking a deeper understanding of our growth trajectory and where we see opportunity within the cannabis industry at large”, says Beena Goldenberg, CEO of Organigram Global. “While the sector continues to mature, it remains dynamic, and this session was an opportunity to speak directly to investors and stakeholders alike about how we’re navigating this evolving landscape, what we’ve accomplished, and the efforts underway to drive long-term shareholder value. I’d like to thank everyone who joined us live and hope those that were not able to make it enjoy the recording.”
The OG Investor Session was a virtual event tailored for the investment community and cannabis industry stakeholders. Now available on demand, it features comprehensive updates from select members of Organigram’s senior leadership team and offers a rare behind-the-scenes look at the Company’s five state-of-the-art facilities across Canada.

Key themes include:
•Strengthening Organigram’s position as a global leader in branded cannabis products
•Leveraging science and IP to drive product innovation and margin expansion
•Updates on cost-efficiency programs and automation across production
•Progress on international sales and regulatory developments
•A live Q&A segment addressing investor-submitted questions
The recording serves as a valuable resource for those who could not attend live and for anyone seeking deeper insight into Organigram Global’s performance, strategy, and forward momentum.
About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed cultivator and processor. Through its recent acquisition of Collective Project Limited, Organigram Global participates in the US and Canadian cannabinoid beverages markets.
Organigram Global is focused on producing high-quality cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram Global has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Trailblazer, BOXHOT, DEBUNK and Collective Project. Organigram Global operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information including expectations regarding market performance, involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram Global to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis, and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Media enquiries:

Megan McCrae, Senior Vice President – Global Brands and Corporate Affairs megan.mccrae@organigram.ca
For Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca